SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

Global Med Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.01per share
(Title of Class of Securities)

37935E101
(CUSIP Number)

May 1, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 37935E101	Page 2 of 6

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Michael A. Roth and Brian J. Stark, as joint filers pursuant to Rule 13d-1(k)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,921,169 shares of Common Stock (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,921,169 shares of Common Stock (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,921,169 shares of Common Stock (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☑
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (See Item 4)
12		TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP NO. 37935E101	Page 3 of 6

Item 1(a).	Name of Issuer:

Global Med Technologies, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

12600 West Colfax
Suite C-420
Lakewood, Colorado 80215

Items 2(a),	Name of Persons Filing, Address of Principal Business Office and
(b) and (c).	Citizenship:

This Amendment No. 1 to Schedule 13G is being filed on behalf of Michael A. Roth and Brian J. Stark, as joint filers (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment No. 1. to Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Amendment No. 1. to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of the Reporting Persons is 3600 South Lake Drive, St. Francis, WI 53235. The Reporting Persons are citizens of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

37935E101

Item 3.	Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

2,921,169 shares of Common Stock*

SCHEDULE 13G

CUSIP NO. 37935E101	Page 4 of 6

(b)	Percent of class:

Based on 27,829,153 shares of Common Stock outstanding as of May 6, 2008, and 1,558,869 shares of Common Stock issuable upon the exercise of warrants and conversion of certain preferred stock held by the Reporting Persons, the Reporting Persons hold approximately 9.9%* of the issued and outstanding Common Stock of the Issuer.

(c)	Number of shares to which such person has:

	(i)	Sole power to vote or direct the vote: 0

	(ii)	Shared power to vote or direct the vote: 2,921,169 shares of Common Stock*

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose of or direct the disposition of: 2,921,169 shares of Common Stock*

*The Reporting Persons beneficially own an aggregate of 2,921,169 shares of Common Stock.  The foregoing amount of Common Stock and percentage ownership represent the combined indirect holdings of Michael A. Roth and Brian J. Stark.  The shares of Common Stock reported in this Amendment No. 1. to Schedule 13G does not include 3,399,464 shares of Common Stock issuable upon the exercise of warrants and conversion of certain preferred stock held by the Reporting Persons.  Such warrants and preferred stock held by the Reporting Persons are subject to conversion caps that preclude the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) in excess of 9.9% of the Common Stock, giving effect to such exercise.

All of the foregoing represents an aggregate of 2,921,169 shares of Common Stock held directly by Shepherd Investments International, Ltd. (“Shepherd”).  The Reporting Persons direct the management of Stark Offshore Management, LLC (“Stark Offshore”), which acts as the investment manager and has sole power to direct the management of Shepherd.  As the Managing Members of Stark Offshore, the Reporting Persons possess voting and dispositive power over all of the foregoing shares.  Therefore, for the purposes of Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to be the beneficial owners of, but hereby disclaim such beneficial ownership of, the foregoing shares.

SCHEDULE 13G

CUSIP NO. 37935E101	Page 5 of 6

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of a Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP NO. 37935E101	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2008

/s/ Michael A. Roth
Michael A. Roth

/s/ Brian J. Stark
Brian J. Stark